SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)

                          Kollmorgen Corporation
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $2.50 Per Share
          (Including Shares Issuable Upon Conversion of Series D
          Convertible Preferred Stock, Par Value $1.00 Per Share)
       ____________________________________________________________
                      (Title of Class and Securities)

                                 500440102
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                            990 Stewart Avenue
                       Garden City, New York  11530
                              (516) 222-2874
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Paul T. Schnell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             February 16, 1996
       ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:  ( )


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM INVESTORS                     13-3800339
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO, WC, BK
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    378,807 COMMON (SEE ITEM 5)
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     334,097 COMMON (SEE ITEM 5)
           EACH                  ___________________________________
         REPORTING               (9)  SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH                  ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      712,904 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,904 COMMON (INCLUDING 3,000 SHARES PURCHASEABLE BY
        MR. KASSCHAU UPON EXERCISE OF NON-EMPLOYEE DIRECTOR STOCK OPTIONS) (SEE ITEM 5)
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.4% OF COMMON (INCLUDING 3,000 SHARES PURCHASEABLE BY
        MR. KASSCHAU UPON EXERCISE OF NON-EMPLOYEE DIRECTOR STOCK OPTIONS) (SEE ITEM 5)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        PN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        JAMES H. KASSCHAU                     ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        OO, PF
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    0
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     18,447 COMMON (SEE ITEM 5)
           EACH                  ___________________________________
         REPORTING               (9)  SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH                  ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      18,447 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,447 COMMON (INCLUDING 3,000 SHARES PURCHASEABLE BY
        MR. KASSCHAU UPON EXERCISE OF NON-EMPLOYEE DIRECTOR STOCK OPTIONS) (SEE ITEM 5)
   __________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.2% OF COMMON (INCLUDING 3,000 SHARES PURCHASEABLE BY
        MR. KASSCHAU UPON EXERCISE OF NON-EMPLOYEE DIRECTOR STOCK OPTIONS) (SEE ITEM 5)
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        PUTNAM L. CRAFTS, JR.                 ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        PF
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   _________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
   _________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    0
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     75,749 COMMON (SEE ITEM 5)
           EACH                  ___________________________________
         REPORTING               (9)  SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH                  ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      75,749 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        75,749 COMMON
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.8% OF COMMON
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RIT CAPITAL PARTNERS plc
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        WC
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   __________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    0
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     239,901 COMMON (SEE ITEM 5)
           EACH                  ___________________________________
         REPORTING               (9)  SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH                  ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      239,901 COMMON (SEE ITEM 5)
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,901 COMMON
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      (  )
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        2.5% OF COMMON
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        IV
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        NOT APPLICABLE
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   __________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    0
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     0
           EACH                  ___________________________________
         REPORTING               (9)  SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH                  ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( X )
                                                  (SEE ITEM 5)
 _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        CO
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 500440102
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        ST. JAMES'S PLACE CAPITAL plc
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( )
                                                          (b) ( )
   _________________________________________________________________
   (3)  SEC USE ONLY
   _________________________________________________________________
   (4)  SOURCE OF FUNDS
        NOT APPLICABLE
   _________________________________________________________________
   (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )
   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   __________________________________________________________________
                                 (7)  SOLE VOTING POWER
         NUMBER OF                    0
          SHARES                 ___________________________________
       BENEFICIALLY              (8)  SHARED VOTING POWER
         OWNED BY                     0
           EACH                  ___________________________________
         REPORTING               (9)  SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH                  ___________________________________
                                 (10) SHARED DISPOSITIVE POWER
                                      0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES                                      ( X )
                                                  (SEE ITEM 5)
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON
        HC
   _________________________________________________________________


                  This Statement constitutes Amendment No. 7 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Tinicum Enterprises, Inc., a Delaware corporation ("Enterprises"), RUTCO Incorporated, a Delaware corporation ("RUTCO"), Mr. James H. Kasschau ("Mr. Kasschau"), Mr. Putnam L. Crafts, Jr. ("Mr. Crafts"), RIT Capital Partners plc, a United Kingdom corporation ("RIT"), J. Rothschild Holdings plc, a United Kingdom corporation ("JRH"), and J. Rothschild Capital Management Limited, a United Kingdom corporation ("JRCML"), in connection with their beneficial ownership of shares of common stock, par value $2.50 per share ("Common Stock"), of Kollmorgen Corporation, a New York corporation (the "Issuer"). This Amendment No. 7 is being filed by Tinicum Investors, a Delaware general partnership ("TI"), Mr. Kasschau, Mr. Crafts, RIT, JRCML and St James's Place Capital plc, a United Kingdom corporation ("SJPC").

                  Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the
        Schedule 13D.

        ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

                  Items 5(a)-(c) are hereby amended and supplemented by adding the following:

                  (a)  As of the close of business on the date
        hereof, TI, Mr. Kasschau, Mr. Crafts, and RIT have beneficial ownership of 712,904, 18,447, 75,749 and 239,901 shares of Common Stock, respectively. The Purchasers, as a group, beneficially own 712,904 shares of Common Stock which represent 7.4% of the outstanding shares of Common Stock (including 3,000 shares of Common Stock that may be purchased by Mr. Kasschau upon exercise of presently exercisable non-employee director stock options), based on the 9,693,466 shares of Common Stock disclosed to the Reporting Persons by the Issuer as outstanding on December 31, 1995.

                  To the best of the Reporting Persons' knowledge and belief, except for Mr. Eric M. Ruttenberg ("Mr. Ruttenberg") who beneficially owns 7,064 shares of Common Stock (including 3,000 shares of Common Stock that may be purchased by Mr. Ruttenberg upon exercise of presently exercisable non-employee director stock options), and except as otherwise set forth herein, none of the persons identified on Schedules I or II attached hereto beneficially owns any shares of Common Stock.

                  (b) TI has the sole power to vote the 378,807 shares of Common Stock it owns, and except for certain limited circumstances in which each of the Investors (as defined in the Shareholder Agreement, filed as Exhibit 9 to the Schedule 13D) has the power to vote such Investor's shares of Common Stock (see Items 4 and 6 of the Schedule 13D, as amended), the 334,097 shares of Common Stock owned by the Investors.

                  By reason of the Transfer Restrictions and right of first offer granted to the Issuer in the Purchase Agreement (see Item 4 of the Schedule 13D, as amended), the right of first offer granted by the Investors to TI (as transferee of Enterprises and RUTCO) (see item 6 of the
        Schedule 13D, as amended), the right of TI to require the Investors to participate in certain sales by it and the right of the Investors to participate in certain sales by TI (see Item 6 of the Schedule 13D, as amended), TI has shared power to dispose of 712,904 shares of Common Stock, Mr. Kasschau has shared power to dispose of 18,447 shares of Common Stock and RIT has shared power to dispose of 239,901 shares of Common Stock.

                  JRCML may, by virtue of its discretionary fund management agreement with RIT, be deemed to beneficially own the shares of Common Stock owned by RIT. SJPC, as the holding company of JRCML, may also be deemed to beneficially own the shares of Common Stock owned by RIT. JRCML and SJPC disclaim beneficial ownership of the shares of Common Stock owned by RIT.

                  (c) On February 16, 1996, the Issuer redeemed the 12,422, 7,867 and 414.5 shares of Preferred Stock held by TI, RIT and Mr. Kasschau, respectively, at a redemption price of $1,100 per share in cash plus $12.4028 per share equal to all accrued and unpaid dividends thereon earned for the period of 47 days up to, and including, the date of such redemption. On February 20, 1996, the Issuer redeemed the 2,484 shares of Preferred Stock held by Mr. Crafts at a redemption price of $1,100 per share in cash plus $13.4583 per share equal to all accrued and unpaid dividends thereon earned for the period of 51 days up to, and including, the date of such redemption.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  February 26, 1996

        TINICUM INVESTORS

        By:  /s/ Eric M. Ruttenberg
             Eric M. Ruttenberg
             Managing Partner


                                 SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  February 26, 1996

        By:  /s/ James H. Kasschau
             James H. Kasschau


                                 SIGNATURE

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  February 26, 1996

        By:  /s/ Putnam L. Crafts, Jr.
             Putnam L. Crafts, Jr.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  February 26, 1996

        RIT CAPITAL PARTNERS plc

        By:  /s/ D. J. E. Longridge
             D. J. E. Longridge
             Alternate Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  February 26, 1996

        J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED

        By:  /s/ S. R. Sanders
             S. R. Sanders
             Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  February 26, 1996

        ST. JAMES'S PLACE CAPITAL plc

        By:  /s/ David N. Wood
             David N. Wood
             Deputy Company Secretary


        SCHEDULE I

        1. Directors and Executive Officers of Tinicum Enterprises, Inc. ("Enterprises"). The name, title and present principal occupation or employment of each of the directors and executive officers of Enterprises, and the name, principal business and address of any organization in which such principal employment is conducted is set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                         Present and Principal Occupation
        Name and Title                   or Employment and Business Address

        John F. Keane                    President and Secretary
        President and Secretary          Tinicum Enterprises, Inc.

        Edward R. Civello                Vice President and Treasurer
        Vice President and Treasurer     Tinicum Enterprises, Inc.

        Joseph A. Marino                 Assistant Secretary
        Assistant Secretary              Tinicum Enterprises, Inc.

        Eric M. Ruttenberg*              Managing Partner
                                         Tinicum Investors


        SCHEDULE I

        2. Directors and Executive Officers of Tinicum Incorporated ("Tinicum"). The name, title and present principal occupation or employment of each of the directors and executive officers of Tinicum, and the name, principal business and address of any organization in which such principal employment is conducted is set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal Occupation
        Name and Title                or Employment and Business Address

        John F. Keane                 President and Secretary
        President and Assistant       Tinicum Enterprises, Inc.
        Secretary

        Edward R. Civello             Vice President and Treasurer
        Vice President                Tinicum Enterprises, Inc.

        Seth M. Hendon                Secretary
        Secretary                     Tinicum Incorporated

        Eric M. Ruttenberg*           Managing Partner
                                      Tinicum Investors

        John C. Ruttenberg*           Executive,
                                      Silicon Graphics Inc.,
                                      One Cabot Road,
                                      Hudson, MA 01749
                                      (design and manufacture of computer
                                      workstations)

        Hattie Ruttenberg*            Attorney,
                                      c/o Tinicum Incorporated,
                                      800 Third Avenue, 40th Floor,
                                      New York, NY 10022


        SCHEDULE I

        3. Directors and Executive Officers of RUTCO Incorporated ("RUTCO"). The name, title and present principal occupation or employment of each of the directors and executive officers of RUTCO, and the name, principal business and address of any organization in which such principal employment is conducted is set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal Occupation
        Name and Title                or Employment and Business Address

        John F. Keane                 President and Secretary
        President and Secretary       Tinicum Enterprises, Inc.

        Edward R. Civello             Vice President and Treasurer
        Vice President and Treasurer  Tinicum Enterprises, Inc.

        Joseph A. Marino              Assistant Secretary
        Assistant Secretary           Tinicum Enterprises, Inc.

        Eric M. Ruttenberg*           Managing Partner
                                      Tinicum Investors


        SCHEDULE I

        4. Directors and Executive Officers of Tinicum Foreign Investments Corporation ("Foreign"). The name, title and present principal occupation or employment of each of the directors and executive officers of Foreign, and the name, principal business and address of any organization in which such principal employment is conducted is set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal Occupation
        Name and Title                or Employment and Business Address

        John F. Keane                 President and Secretary
        President and Secretary       Tinicum Enterprises, Inc.

        Edward R. Civello             Vice President and Treasurer
        Vice President and Treasurer  Tinicum Enterprises, Inc.

        Joseph A. Marino              Assistant Secretary
        Assistant Secretary           Tinicum Enterprises, Inc.

        Eric M. Ruttenberg*           Managing Partner
                                      Tinicum Investors


        SCHEDULE I

        5. Directors and Executive Officers of Tinicum Associates, Inc. ("Associates"). The name, title and present principal occupation or employment of each of the directors and executive officers of Associates, and the name, principal business and address of any organization in which such principal employment is conducted is set forth below. The business address of each person listed below is 990 Stewart Avenue, Garden City, New York 11530 and each person listed below is a United States citizen. Directors are identified by an asterisk. The business and address of Tinicum Investors and Tinicum Enterprises, Inc. are not repeated in this table.

                                      Present and Principal Occupation
        Name and Title                or Employment and Business Address

        John F. Keane                 President and Secretary
        President and Secretary       Tinicum Enterprises, Inc.

        Edward R. Civello             Vice President and Treasurer
        Vice President and Treasurer  Tinicum Enterprises, Inc.

        Joseph A. Marino              Assistant Secretary
        Assistant Secretary           Tinicum Enterprises, Inc.

        Eric M. Ruttenberg*           Managing Partner
                                      Tinicum Investors


    SCHEDULE II

    1. Directors and Executive Officers of RIT Capital Partners plc ("RIT"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of RIT and the name, address and principal business of any organization in which such employment is conducted are set forth below. The business and address of St. James's Place Capital plc ("SJPC") are not repeated in this table.

                                 Directors

                  Business or             Principal Occupation          Citizen-
Name              Residence Address       or Employment                 ship

Lord Rothschild   27 St. James's Place,   Joint Chairman, SJPC          British
(Chairman)        London SW1A 1NR,
                  England

Charles Howard    Swan House, Madeira     Director, Stanhope            British
Bailey            Walk, Windsor,          Administration Limited,
                  Berkshire SL4 1EU,      Swan House, Madeira Walk,
                  England                 Windsor, Berkshire SL4 1EU
                                          (accounting and administrative
                                          services); Director, General
                                          Oriental Investments Limited,
                                          P.O. Box 309, Cayman Islands,
                                          British West Indies (investment
                                          company)

Anthony Herbert   27 St. James's Place,   Director, Sketchley plc,      South
Bloom             London SW1A 1NR,        Rugby Road, Hinckley,         African
                  England                 Leicestershire LE10 2NE,
                                          England (dry cleaning and
                                          related industries); Director,
                                          Rockridge Consolidated Limited,
                                          4 Harley Street, London W1N 1AA,
                                          England (financial services)

Duncan Willian    27 St. James's Place,   Director & Chief Operating    British
Allan Budge       London SW1A 1NR,        Officer, RIT
                  England

Andrew Stephen    88 St. George's         Farmer                        British
Bower Knight      Square, London
                  SW1V 3QX, England

Baron Phillipe    Boulevard Jacques-      President, Banqu Bruxelles    Belgian
Lambert           Dalcroze 5, CH-1211,    Lambert (Suisse) SA,
                  Geneva 3,               Boulevard Jacques-Dalcroze 5,
                  Switzerland             CH-1211, Geneva 5, Switzerland
                                          (international bank)


SCHEDULE II

                  Business or              Principal Occupation         Citizen-
Name              Residence Address        or Employment                ship

Jean Pigozzi      10 Place du Grand-       Private Investor, 10 Place   Italian
																	 Mezel, 1204 Geneva,						du Grand-Mezel, 1204 Geneva,
                  Switzerland              Switzerland (investments
                                           worldwide)

                            Executive Officers

Stephen Robin     27 St. James's Place,    Company Secretary, SJPC;     British
Sanders           London SW1A 1NR,         Compliance Officer,
                  England                  St. James's Place Capital
                                           group of companies

David Neil Wood   27 St. James's Place,    Deputy Company Secretary,    British
                  London SW1A 1NR,         SJPC; Director,
                  England                  J. Rothschild Administration
                                           Limited

The Corporate Secretary of RIT is J. Rothschild Administration Limited.


    SCHEDULE II

    2. Directors and Executive Officers of J. Rothschild Capital Management Limited ("JRCML"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of JRCML and the name, address and principal business of any organization in which such employment is conducted are set forth below. The business and address of St. James's Place Capital plc ("SJPC") are not repeated in this table.

                                 Directors

                  Business or             Principal Occupation          Citizen-
Name              Residence Address       or Employment                 ship

Lord Rothschild   27 St. James's Place,   Joint Chairman, SJPC          British
(Chairman)        London SW1A 1NR,
                  England

Hon. Clive        27 St. James's Place,   Director, RIT                 British
Patrick Gibson    London SW1A 1NR,
                  England

Duncan Willian    27 St. James's Place,   Director, RIT                 British
Allan Budge       London SW1A 1NR,
                  England

Donal Francis     27 St. James's Place,   Group Tax Manager, St.        British
Connon            London SW1A 1NR,        James's Place Capital Group of
                  England                 companies

Paul Richard      27 St. James's Place,   Director, J. Rothschild       British
Griffiths         London SW1A 1NR,        Capital Management Limited
                  England

Stephen Robin     27 St. James's Place,   Company Secretary, SJPC;      British
Sanders           London SW1A 1NR,        Compliance Officer, St.
                  England                 James's Place Capital group
                                          of companies

Sir Mark Aubrey   27 St. James's Place,   Joint Chairman, SJPC;         British
Weinberg          London SW1A 1NR,        Chairman, J. Rothschild
                  England                 Assurance plc, J. Rothschild
                                          House, Dollar Street,
                                          Cirencester, Gloucestershire
                                          GL7 2AQ, England (insurance
                                          company)

                            Executive Officers

David Neil Wood   27 St. James's Place,   Deputy Company Secretary,     British
                  London SW1A 1NR,        SJPC; Director,
                  England                 J. Rothschild Administration
                                          Limited

The Corporate Secretary of JRCML is J. Rothschild Administration Limited.


    SCHEDULE II

    3. Directors and Executive Officers of St. James's Place Capital plc ("SJPC"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of SJPC and the name, address and principal business of any organization in which such employment is conducted are set forth below. The business and address of St. James's Place Capital plc ("SJPC") are not repeated in this table.

                                 Directors

                  Business or             Principal Occupation          Citizen-
Name              Residence Address       or Employment                 ship

Lord Rothschild   27 St. James's Place,   Joint Chairman, SJPC          British
                  London SW1A 1NR,
                  England

The Viscount      149 Newlands Road,      Chairman, The Weir Group plc, British
Weir              Cathcart, Glasgow       149 Newlands Road, Cathcart,
                  G44 4EX, Scotland       Glasgow G44 4EX, Scotland
                                          (engineers)

Nathaniel de      767 Fifth Avenue,       President, Nathaniel de       French
Rothschild        New York, NY 10153,     Rothschild Holdings Ltd.,
                  U.S.A                   767 Fifth Avenue, New York,
                                          NY 10153, U.S.A.

Hon. Clive        27 St. James's Place,   Director, SJPC                British
Patrick Gibson    London SW1A 1NR,
                  England

Maurice Edward    Fairfax House,          Consultant, Saffery Champness British
Hatch             Fulwood Place, Gray's   (chartered accountants),
                  Inn, London WC1V 6UB,   Fairfax House, Fulwood Place,
                  England                 Gray's Inn, London WC1V 6UB,
                                          England

Anthony David     27 St. James's Place,   Director, SJPC                British
Loehnis, C.M.G.   London SW1A 1NR,
                  England

Lord Rees-Mogg    17 Pall Mall,           Journalist                    British
                  London SW1Y 5NB,
                  England

Andrew Stafford-  27 St. James's Place,   Director, SJPC                U.S.A
Deitsch           London SW1A 1NR,
                  England


    SCHEDULE II

                  Business or             Principal Occupation          Citizen-
Name              Residence Address       or Employment                 ship

Sir Mark Aubrey   27 St. James's Place,   Joint Chairman, SJPC;         British
Weinberg          London SW1A 1NR,        Chairman, J. Rothschild
                  England                 Assurance plc, J. Rothschild
                                          House, Dollar Street,
                                          Cirencester, Gloucestershire
                                          GL7 2AQ, England (insurance
                                          company)

William Valerian  27 St. James's Place,   Director & Chief Operating    British
Wellesley         London SW1A 1NR,        Officer, SJPC
                  England

                             Executive Officers

Stephen Robin     27 St. James's Place,   Company Secretary, SJPC;      British
Sanders           London SW1A 1NR,        Compliance Officer,
                  England                 St. James's Place Capital
                                          group of companies

David Neil Wood   27 St. James's Place,   Deputy Company Secretary,     British
                  London SW1A 1NR,        SJPC
                  England